

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Amos Ron
Chief Financial Officer
Vascular Biogenics Ltd.
6 Jonathan Netanyahu St.
Or Yehuda
Israel 60376

Re: Vascular Biogenics, Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed June 25, 2014
File No. 333-196584

Dear Mr. Ron:

We have reviewed your amendment and your letter dated June 15, 2014, and we have the following comments.

Amendment No. 1 to Form F-1 filed June 25, 2014

Financial Statements, page F-1

Note 8 – Convertible Loan, page F-21

1. We have considered your response to prior comment two. It continues to be unclear why you have accounted for the difference between the fair value of the convertible loan and the principal amount as a deemed distribution. We note that you also believe that this represents a transaction with shareholders and as you state in your June 6, 2014 response in comment 2 "the Company viewed this transaction as being carried out [by its shareholders] in their capacity as shareholders." Please address each of the following in your response:

   - We note that you attempted to obtain funding in 2013 from third parties. Please tell us the nature and the terms of the funding that you attempted to secure. To the extent that the funding represented a liability, compare the terms of that funding with the convertible loan agreement.
   - We note that the loan has an annual interest rate of 10%. Please compare this annual interest rate to the interest rate implicit in other arrangements which include a financing element, such as but not limited to operating leases.
   - Please explain why you did not allocate any portion of the difference between the fair value of the convertible loan and the principal amount as an interest or other finance

cost of the loan. Please also explain how the cost of capital of the convertible loan compares with your historic cost of capital.

- In your response to prior comment two you address paragraph AG76(a) of IAS 39. Please explain why the difference between the fair value of the loan and the transaction was not deferred at initial recognition with changes in market participant factors reported as a gain or loss. We note that subsequent to the initial recognition you have reported changes in the fair value of the convertible loan. Specifically address AG76(b) of IAS 39 in your response.
- Please explain why you did not consider amortizing the difference as a financing or other expense. Specifically address BC222(v)(ii) in your response.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Lawrence S. Wittenberg (via e-mail)
    Goodwin Procter LLP